UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2022

CARDONE EQUITY FUND V, LLC

Commission File No. 024-10865

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital, LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

82-5477495

Employer Identification Number

Class A Interests

(Title of each class of securities issued pursuant to Regulation A)

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Item 1. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Semiannual Report on Form 1-SA (“Semiannual Report”). Our fiscal year end is December 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles. This Semiannual Report may contain forward-looking information within the meaning of the federal securities laws, which involve known and unknown risks, uncertainties and other important factors which may impact our actual results.

Overview

Cardone Equity Fund V, LLC (“CEF V” or the “Company”), a Delaware limited liability corporation, was formed to invest directly or indirectly in multifamily apartment complexes located in Florida and Texas.

On September 20, 2019, the Company completed raising $50 million under Regulation A Plus from over 2,200 individual investors, and completed its investments in five income producing multifamily real estate properties located in Delray Beach, Florida; Sugar Land, Texas; Sunrise, Florida; Naples, Florida; and Panama City Beach, Florida.

The Company made its investments through limited liability companies (“LLC’s”) (treated as partnerships) that own a single multifamily property (single purpose entities “SPE’s”). The LLC's are co-owned by the Company, Cardone Equity Fund IV, LLC (“CEF IV”), a related entity by common management, and Grant Cardone, Manager of Cardone Capital LLC, the Company’s Manager. Grant Cardone typically owns from 1% to 5% of the LLC’s. CEF IV raised $106 million of capital from accredited investors that began its operations in September 2018. The Manager parallel invested the funds raised from the Company’s offering, funds raised from CEF IV’s offering and funds from Grant Cardone in all property acquisitions at varying ownership levels. The amount invested varied depending on the lender’s requirements and the amount of funds raised by the Company and CEF IV.

COVID-19 Pandemic

Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Company's operations and performance. These circumstances may continue for an extended period of time and may have an adverse impact on economic and market conditions. The ultimate economic fallout from the pandemic and the long-term impact on economies, markets, industries, and individual companies are not known. The extent of the impact to the financial performance and the operations of the Company will depend on future developments, which are highly uncertain and cannot be predicted.

Inflation and Interest Rates

While government stimulus and low interest rates encouraged 2021’s robust economic rebound, this highly accommodative monetary policy also drove inflation to highs not seen in almost 40 years. As the consensus outlook on inflation has recently moved from “transitory” to more persistent, the Federal Reserve has markedly changed its stance to become more hawkish, signaling a prompt end to bond buying and a high likelihood of several rate increases in 2022. Despite expectations of tighter monetary policy and forthcoming Federal Reserve interest rate hikes, economic fundamentals remain sound. Furthermore, current forecasts capture expectations of broad rent growth, occupancy, and asset pricing in the real estate industry. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team will continue to provide attractive long-term equity returns for our members.

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Results of Operations

As of June 30, 2022, the Company was invested in five multifamily properties which have a fair market value of $95,692,270, an increase of $5,285,161 over the December 31, 2021 value of $90,407,109. These investments had a cost of $40,884,918 and $42,851,242 as of June 30, 2022 and December 31, 2021, respectively. For the first six months of 2022, unrealized gains totaled $7,251,485, and operating expenses totaled $336,488, netting to an increase in net assets from operations of $6,914,997, as compared to unrealized gains of $11,293,535, operating expenses of $355,130, and a net investment loss of $355,130 resulting in an increase in net assets from operations of $10,938,405 for the first six months of 2021. Our results of operations as of June 30, 2022, may not be indicative of those expected in future periods as the fair market value of the assets will fluctuate with changes in general economic conditions and the real estate market specifically.

The multifamily portfolio revenues increased 12% during the first half of 2022 as compared to the first half of 2021. This increase was primarily driven by increase in rents. Average occupancy remained high during the first half of 2022 at about 96% which was the same as the full year 2021 average occupancy. The 2022 rental revenue increase is associated with the removal of the COVID-19 eviction moratorium in August 2021, increased consumer demand for rental units and the increase in inflation during the latter part of 2021 and into 2022. The portfolio’s first half of 2022 expenses and net operating income increased at a rate of about 4% and 17%, respectively, from first half of 2021 levels. This increase in cash flows allowed the Manager to increase distributions from a 4.0% annualized cash on cash return to a 4.5% annualized cash on cash return starting March 2022. The Manager paid a total of $474,311 in 2022 and $755,000 in 2021 in management fees owed to an affiliate pursuant to its Asset Manager Agreement with the Company. The Manager anticipates cash flow will continue to improve in 2022, as demand for rental units remains strong in the Company’s locations.

Liquidity and Capital Resources

 The value of an investment in the Company will fluctuate with the performance of the specific assets in which the Company invested. In certain circumstances, the Company established reserves from the gross offering proceeds for initial deferred maintenance and repairs, value add improvements and certain capital improvement projects of the properties, which may require additional funding from the Company. To the extent that the Company has insufficient funds for such purposes, the Company may establish additional reserves from cash flow from operations, or from net cash proceeds from the sale of properties. As of June 30, 2022, the investment properties had about $3,369,000 cash reserves, of which about $251,000 was generated from operations in excess of distributions.

As of June 30, 2022, CEF V had no outstanding debt. The LLC’s which the Company invested in leveraged their individual assets from 60% to 75% of the cost of the acquisition price.

Trends and Key Information Affecting our Performance

 With many workers still working remotely and workers relocating to the Sunbelt, where our property holdings are focused, the demand for garden style apartment complexes continues to increase, as those searching for a home increasingly desire to live in Class A multifamily properties that offer a package of amenities. Coupled with the limited supply of single-family homes, residents are staying longer than they have in previous years. Because of this and the properties’ great locations, the Company benefited with an average occupancy rate of 96% for the first six months of 2022. Our properties are in desirable locations and will benefit from the wave of new renters leaving major metros, most of whom are now free to work remotely. Job growth, steady rentership rates, and increasing household formations provide the backdrop for strong renter demand. We believe that other factors impacting the renter, such as delaying home purchases due to increasing prices, and increasing levels of household debt support the value proposition of owning multifamily properties.

Item 2. Other Information

None.

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Item 3. Financial Information

Cardone Equity Fund V, LLC
Financial Statements - Index
As of June 30, 2022

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Cardone Equity Fund V, LLC
Statements of Net Assets
As of June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
	(unaudited)
Assets:

Real estate investments, at fair value
(cost of $40,884,918 and $42,851,242, respectively)	$95,692,270	$90,407,109
Cash	104,249	89,804
Other receivables	-	750

Total assets	95,796,519	90,497,663

Liabilities:

Accounts payable	-	753
Accrued expenses and other related party payables	-	224,311

Total liabilities	-	225,064

Net assets	$95,796,519	$90,272,599

See accompanying notes which are an integral part of these financial statements.

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Cardone Equity Fund V, LLC
Schedule of Real Estate Investments
As of June 30, 2022 - (unaudited)

	Ownership		Fair Market
Investment	Interest	Cost Basis	Value

Cardone Delray Member, LLC[1]	39.02%	$11,276,186	$29,284,781

Cardone Stella Member, LLC[2]	30.82%	7,400,645	17,560,133

Cardone Sawgrass Member, LLC[3]	24.27%	10,443,518	18,398,570

Cardone Laguna Member, LLC[4]	36.87%	8,632,473	21,054,001

Cardone Ashley Member, LLC[5]	22.21%	3,132,096	9,394,785

		$40,884,918	$95,692,270

1 Cardone Delray Member, LLC owns 100% of Atlantic Delray Beach, LLC (d/b/a: 10X Living at Delray) which holds an investment in a 346 unit multifamily apartment community located in Delray Beach, FL.  The Company invested in Cardone Delray Member, LLC on January 1, 2019.  The Company's proportional share of this investment represents 30.57% of net assets.

2 Cardone Stella Member, LLC owns 100% of Stella 351, LLC (d/b/a: Stella at Riverstone) which holds an investment in a 351 unit multifamily apartment community located in Sugar Land, TX.  The Company invested in Cardone Stella Member, LLC on January 25, 2019.  The Company's proportional share of this investment represents 18.33% of net assets.

3 Cardone Sawgrass Member, LLC owns 100% of Sunrise Village Development, LLC (d/b/a: 10X Living at Sawgrass) which holds an investment in a 501 unit multifamily apartment community located in Sunrise, FL.  The Company invested in Cardone Sawgrass Member, LLC on July 16, 2019.  The Company's proportional share of this investment represents 19.21% of net assets.

4 Cardone Laguna Member, LLC owns 100% of Fountain View Circle, LLC (d/b/a: 10X Living at Naples) which holds an investment in a 456 unit multifamily apartment community located in Naples, FL.  The Company invested in Cardone Laguna Member, LLC on July 1, 2019.  The Company's proportional share of this investment represents 21.98% of net assets.

5 Cardone Ashley Member, LLC owns 100% of ABP Borrower, LLC (d/b/a: 10X Living at Breakfast Point) which holds an investment in a 360 unit multifamily apartment community located in Panama City Beach, FL.  The Company invested in Cardone Ashley Member, LLC on September 16, 2019.  The Company's proportional share of this investment represents 9.81% of net assets.

See accompanying notes which are an integral part of these financial statements.

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Cardone Equity Fund V, LLC
Schedule of Real Estate Investments
As of December 31, 2021

	Ownership		Fair Market
Investment	Interest	Cost Basis	Value

Cardone Delray Member, LLC[1]	39.02%	$11,739,673	$26,297,730

Cardone Stella Member, LLC[2]	30.82%	7,675,158	17,542,252

Cardone Sawgrass Member, LLC[3]	24.27%	10,851,644	18,341,087

Cardone Laguna Member, LLC[4]	36.87%	9,230,746	18,828,030

Cardone Ashley Member, LLC[5]	22.21%	3,354,021	9,398,010

		$42,851,242	$90,407,109

1 Cardone Delray Member, LLC owns 100% of Atlantic Delray Beach, LLC (d/b/a: 10X Living at Delray) which holds an investment in a 346 unit multifamily apartment community located in Delray Beach, FL.  The Company invested in Cardone Delray Member, LLC on January 1, 2019.  The Company's proportional share of this investment represents 29.13% of net assets.

2 Cardone Stella Member, LLC owns 100% of Stella 351, LLC (d/b/a: Stella at Riverstone) which holds an investment in a 351 unit multifamily apartment community located in Sugar Land, TX.  The Company invested in Cardone Stella Member, LLC on January 25, 2019.  The Company's proportional share of this investment represents 19.43% of net assets.

3 Cardone Sawgrass Member, LLC owns 100% of Sunrise Village Development, LLC (d/b/a: 10X Living at Sawgrass) which holds an investment in a 501 unit multifamily apartment community located in Sunrise, FL.  The Company invested in Cardone Sawgrass Member, LLC on July 16, 2019.  The Company's proportional share of this investment represents 20.32% of net assets.

4 Cardone Laguna Member, LLC owns 100% of Fountain View Circle, LLC (d/b/a: 10X Living at Naples) which holds an investment in a 456 unit multifamily apartment community located in Naples, FL.  The Company invested in Cardone Laguna Member, LLC on July 1, 2019.  The Company's proportional share of this investment represents 20.86% of net assets.

5 Cardone Ashley Member, LLC owns 100% of ABP Borrower, LLC (d/b/a: 10X Living at Breakfast Point) which holds an investment in a 360 unit multifamily apartment community located in Panama City Beach, FL.  The Company invested in Cardone Ashley Member, LLC on September 16, 2019.  The Company's proportional share of this investment represents 10.41% of net assets.

See accompanying notes which are an integral part of these financial statements.

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Cardone Equity Fund V, LLC
Statements of Operations
For the Six Months ended June 30, 2022 and the Year ended December 31, 2021

	Six Months Ended	Year Ended
	June 30, 2022	December 31, 2021
	(unaudited)

Investment income	$-	$-

Expenses

Asset management fee	250,000	500,000
Professional fees	86,431	102,889
Administrative and other	57	41,723

Total expenses	336,488	644,612

Net investment loss	(336,488)	(644,612)

Change in unrealized gains on real estate investments	7,251,485	36,304,400

Net increase in net assets resulting from operations	$6,914,997	$35,659,788

See accompanying notes which are an integral part of these financial statements.

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Cardone Equity Fund V, LLC
Statements of Changes in Net Assets
For the Six Months Ended June 30, 2022 and the Year Ended December 31, 2021

	Total	Members Class A Interests	Managing Member Class B Interests

Balances, December 31, 2020	$56,612,628	$53,038,311	$3,574,317

Distributions	(1,999,817)	(1,999,817)	-

Net increase in net assets resulting from operations	35,659,788	23,178,862	12,480,926

Balances, December 31, 2021	90,272,599	74,217,356	16,055,243

Distributions	(1,391,077)	(1,081,222)	(309,855)

Net increase in net assets resulting from operations	6,914,997	4,494,749	2,420,248

Balances, June 30, 2022 - unaudited	$95,796,519	$77,630,883	$18,165,636

See accompanying notes which are an integral part of these financial statements.

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Cardone Equity Fund V, LLC
Statements of Cash Flows
For the Six Months ended June 30, 2022 and the Year ended December 31, 2021

	Six Months Ended	Year Ended
	June 30, 2022	December 31, 2021
Cash flows from operating activities:	(unaudited)
Net increase in net assets resulting from operations	$6,914,997	$35,659,788

Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by operating activities:
Change in unrealized gain on investments	(7,251,485)	(36,304,400)
Distributions from investments	1,966,324	2,912,141
Changes in operating assets and liabilities:
Accounts payable	(753)	(1)
Accrued expenses and other related party payables	(224,311)	(255,000)
Net cash provided by operating activities	1,404,772	2,012,528

Cash flows from financing activities:
Other receivables	750	(619)
Distributions	(1,391,077)	(1,999,817)
Net cash used in financing activities	(1,390,327)	(2,000,436)

Net increase in cash	14,445	12,092

Cash, beginning of period	89,804	77,712
Cash, end of period	$104,249	$89,804

See accompanying notes which are an integral part of these financial statements.

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NOTE 1: NATURE OF OPERATIONS

CARDONE EQUITY FUND V, LLC (the “Company”), is a limited liability company organized May 4, 2018 under the laws of Delaware and is located in Aventura, Florida.

The Company started accepting subscriptions on December 12, 2018 and commenced operations on January 1, 2019 when $6,982,521 was invested in its first multifamily real estate investment. On September 20, 2019, the Company completed raising $50 million under Regulation A Plus from over 2,200 individual investors and completed its investments in five multifamily real estate properties. The fund-raising activities were completed through Cardone Capital, LLC’s (the “Manager”) online platform.

The Company made its investments through limited liability corporations (“LLC’s”) (treated as partnerships) that own a single multifamily property (single purpose entities “SPE’s”). The LLC's are co-owned by the Company, Cardone Equity Fund IV, LLC (“CEF IV”), a related entity by common management, and Grant Cardone, Managing Member of Cardone Capital, LLC. Grant Cardone owns from 1% to 5% of the LLC’s. CEF IV raised $106 million of capital from accredited investors and began its operations in September 2018. The Manager parallel invested the funds raised from the Company’s offering, funds raised from CEF IV’s offering and funds from Grant Cardone in all property acquisitions at varying ownership levels. The amount invested varied depending on the lender’s requirements and the amount of funds raised by the Company and CEF IV.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared under accounting principles generally accepted in the United States of America (“GAAP”) for investment companies. The Company is an investment company that follows the specialized accounting and reporting guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946 “Financial Services – Investment Companies.” The Company adopted the calendar year as its basis of reporting.

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NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income, expenses and gains (losses) during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Cash Balance

The Company’s cash in bank deposit accounts, at times, may exceed federally insured limits.

Real Estate Investments

Investments in real estate are carried at fair value. Costs to acquire real estate investments are capitalized as a component of investment cost. The fair values of real estate investments are estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date.

Investments without a public market are valued based on assumptions made and valuation techniques used by the Manager. Such valuation techniques may include discounted cash flow analysis, prevailing market capitalization rates or earnings multiples applied to earnings from the investment, analysis of recent comparable sales transactions, actual sale negotiations and bona fide purchase offers received from third parties, consideration of the amount that currently would be required to replace the asset, as well as independent external appraisals. In general, the Manager considers multiple valuation techniques when measuring the fair value of a real estate investment. However, in certain circumstances, a single valuation technique may be appropriate.

The fair value of real estate investments does not reflect the Company’s transaction sale costs, which may be incurred upon disposition of the real estate investments. Such costs are estimated to approximate 2% - 3% of gross property fair value. The Company also reflects its real estate equity investments net of investment level financing. Valuation adjustments attributable to underlying financing arrangements are considered in the real estate equity valuation.

The Company may invest in real estate and real estate related investments for which no liquid market exists. The market prices for such investments may be volatile and may not be readily ascertainable. Additionally, there may be limited availability of observable transaction data and inputs which may make it more difficult to determine the fair value of such investments. Amounts ultimately realized by the Company from real estate investments sold may differ from the fair values presented, and the differences could be material.

Fair Value Measurement

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

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NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement (continued)

The investments in real estate will fall into Level 3 category, therefore, fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the reporting date.

Investments in Real Estate Transactions

Purchases and sales of real estate investments are recorded on a transaction basis. Distributions from the real estate investment are first applied to the cost of the investment until the total cost has been recovered, after which point any further distributions are recorded as realized gains. Further, realized gains and losses on real estate investment transactions will be recognized upon the sale of the investment. Changes in unrealized gains and losses are included in the results of operations.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial conditions and the results of operations.

Income Taxes

The Company is a limited liability company, treated as a partnership for U.S. income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Bipartisan Budget Act of 2015 provides that any entity treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the “Assessment”) for tax years beginning after December 31, 2017, rather than the owners of the entity being liable for the Assessment. Any such Assessment against the entity would impact the equity interests of current owners’ pro-rata at the time the Assessment is levied absent claw-back provisions to any former owners or other special allocation provisions within the entity’s governing documents.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return’s due date or the date filed) that remain subject to examination by the Company’s major tax jurisdictions.

For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

NOTE 3: FAIR VALUE MEASUREMENTS

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

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NOTE 3: FAIR VALUE MEASUREMENTS (continued)

Cash, accrued expenses and other related party payables: these balances approximate their fair values due to the short maturities of these items.

Real estate investments are stated at fair value of the ownership interests of the underlying entities. The Company’s ownership interests are valued based on the fair value of the underlying real estate, any related mortgage loans payable, and other factors, such as ownership percentage, distribution provisions and capital call obligations. The Company’s estimates of the values of real estate properties have been prepared giving consideration to the income, direct capitalization and sales comparison approaches of estimating property value. The income approach estimates an income stream for a property (typically 10 years) and discounts this income plus a reversion (presumed sale) into a present value at a risk adjusted rate. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and industry data. The direct capitalization approach is based on the net operating income (NOI) of the underlying real estate for a stabilized operation divided by the market capitalization rate. The sales comparison approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. The direct capitalization approach was used to value all of the Company’s real estate investments as of June 30, 2022 and December 31, 2021. The terminal cap rate and the discount rate are significant inputs to these valuations. These rates are based on the location, type and nature of each property, and current and anticipated market conditions. Significant increases in discount or capitalization rates in isolation would result in a significantly lower fair value measurement. Significant decreases in discount or capitalization rates in isolation would result in a significantly higher fair value measurement.

Investment values were determined based on capitalization rate of 3.72% to 4.5 % to as of June 30, 2022 and December 31, 2021. Fair value measurements take into consideration the estimated effect of physical depreciation, historical cost depreciation and amortization on real estate related investments.

Upon the disposition of all real estate investments by an investee entity, the Company will continue to state its equity in the remaining net assets of the investee entity during the wind-down period. The Company’s real estate investments are classified within level 3 of the valuation hierarchy.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended June 30, 2022 and the year ended December 31, 2021:

Description	Real Estate Investments
Beginning balance, December 31, 2020	$57,014,850
Unrealized gain on real estate investments	36,304,400
Distributions from real estate investments	(2,912,141)
Ending Balance, December 31, 2021	90,407,109
Unrealized gain on real estate investments	7,251,485
Distributions from real estate investments	(1,966,324)
Ending Balance, June 30, 2022 (unaudited)	$95,692,270

NOTE 4: MEMBERS’ EQUITY/NET ASSETS

On September 20, 2019, the Company completed raising the maximum amount of $50,000,000 by offering 50,000 Class A Interests at $1,000 per Interest through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A Plus” and sold the Interests directly to investors. The minimum investment was $5,000. The Class A Members in the Company will receive a 65% profits interest.

The Manager’s Class B Interest is a 35% profits interest and is subordinate to the Class A Interests.

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NOTE 4: MEMBERS' EQUITY/NET ASSETS (continued)

Losses for any fiscal year shall be allocated among the Members in proportion to their positive capital account balances, giving consideration to their respective ownership period, until the balance of each capital account equals zero. Thereafter, all losses shall be allocated in accordance to each Member’s respective Percentage Interest in the Company. Profits will first be allocated pro rata to the Members in accordance with the amount of Losses previously allocated if such previous Losses were not offset by Profits. Thereafter, Profits shall be allocated in accordance with actual distributions of Distributable Cash and shall be allocated 65% to the Class A Members (in proportion to their respective Percentage Interests) and 35% to the Class B Interests. In all cases, giving consideration to their respective ownership period.

In accordance with the operating agreement, distributions will be allocated 65% to the Class A Members and 35% to the Class B Member.  At this time, the Manager has distributed all distributable cash to the Class A and Class B Members which total $6,532,665 and $309,855, respectively, as of June 30, 2022. At the Manager’s discretion, a reduced percentage of distributions has been paid to date to the Class B Interest Holder, the Manager, with the intention that at a later time, when the cash flow from operations increases or an exit event occurs, the Manager may adjust cash distributions to be allocated on a cumulative 65%/35% basis.  The aggregate impact of this at June 30, 2022 would be to distribute an additional $3,207,734 to the Manager.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has engaged the Manager to manage the Company, under a management agreement. The Company is subject to the following fees under this agreement:

Acquisition Fee

Each of the Company’s real estate investments are obligated to pay the Company’s Manager or its designated affiliate 1% of the investment’s fixed asset purchase price. This fee will be paid at the discretion of the Manager, but no later than the liquidation of the real estate investment. Should the fee be paid at acquisition, it is included as an acquisition cost of the SPE purchasing the property.

As of June 30,2022, a total of $3,045,000 of acquisition fees have been paid with $1,621,762 remaining to be paid. The Company’s proportional share paid, based on the ownership of the respective investments, totaled $849,421 and $575,402 remains to be paid.

Disposition Fee

For each real estate investment, the Company will pay its Manager or its designated affiliate 1% of the investment’s sale price. This fee will be paid at the disposition of the real estate investment.

Asset Management Fee

The Company will pay the Manager, or its designated affiliate, a 1% annualized Asset Management Fee during the first three years of operations which will be calculated based on the Contributed Capital as of the end of each prior month. After the first three years, the amount of Contributed Capital will be reduced for the return of capital to Members from the liquidation and disposition from the sale of one of the Company’s assets. This fee will be payable monthly at the discretion of the Manager. For the six months ended June 30, 2022 and the year ended December 31, 2021, the Company incurred $250,000 and $500,000 respectively, in Asset Management Fee expense.

Marketing Fee

Beginning in 2022, a portion of the property management fee paid to one of the property managers was remitted to a designated affiliate of the Manager for assistance with the properties’ marketing program. This fee totaled $56,848 for the six months ended June 30, 2022.

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NOTE 5: RELATED PARTY TRANSACTIONS (continued)

Co-investments

As of June 30, 2022, the Company has co-invested with CEF IV and Grant Cardone as follows:

	10X Living at Delray		Stella at Riverstone		10X Living at Sawgrass		10X Living at Naples		10X Living at Breakfast Point
Entity	Investment	Percentage	Investment	Percentage	Investment	Percentage	Investment	Percentage	Investment	Percentage
CEF IV	$20,386,500	59.52%	$18,759,605	64.14%	$35,597,729	70.67%	$16,909,610	58.11%	$14,120,800	72.79%
CEF V	13,363,500	39.02%	9,015,395	30.82%	12,227,271	24.27%	10,730,390	36.87%	4,309,200	22.21%

Grant Cardone	500,000	1.46%	1,475,000	5.04%	2,550,000	5.06%	1,460,000	5.02%	970,000	5.00%
Total	$34,250,000	100.00%	$29,250,000	100.00%	$50,375,000	100.00%	$29,100,000	100.00%	$19,400,000	100.00%

Investment in Class A Shares

Primarily in response to COVID-19, Grant Cardone, as Manager of Cardone Capital, made the decision to allow requesting investors to sell their interests to him. During 2020, he purchased 150 units with combined equity value, at June 30, 2022 and at December 31, 2021 of $232,893 and $222,652, respectively, or 0.3% of the Class A shares. No further units were purchased by Grant Cardone in 2022 to date.

NOTE 6: FINANCIAL RISKS AND UNCERTAINTIES

The Company is subject to several risks including the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments.

Market Risk

Market risk is the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

Other Risk

Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Company's operations and performance. These circumstances may continue for an extended period of time and may have an adverse impact on economic and market conditions. The ultimate economic fallout from the pandemic and the long-term impact on economies, markets, industries, and individual companies are not known. The extent of the impact to the financial performance and the operations of the Company will depend on future developments, which are highly uncertain and cannot be predicted.

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NOTE 7: FINANCIAL HIGHLIGHTS

The following summarizes the Company’s financial highlights for the six months ended June 30, 2022 and the year ended December 31, 2021:

	Class A Members	Class A Members
	June 30, 2022	December 31, 2021
Total return [1]
End of period since-inception internal rate of return	18.87%	20.00%
Beginning of period since-inception internal rate of return	20.00%	7.89%

Expense ratios [2]
Operating expense	0.63%	0.63%

Net investment income (loss) ratios [3]	(0.63%)	(0.63%)

1 Total return is calculated based on a dollar-weighted internal rate of return methodology net of fees. The internal rate of return is computed on a since-inception basis using annual compounding and the actual dates of cash inflows received by and outflows paid to investors and including ending net asset value as of each measurement date. Because total return is calculated for the Class A Members taken as a whole, an individual Class A Member’s return may vary from these returns based on a different management fee and incentive arrangements (as applicable) and the timing of capital contributions.

2 These expense ratios are calculated for the Class A Members taken as a whole using weighted average of net assets for the period. The computation of such ratios is based on the amount of expenses assessed to an individual Class A Member’s capital may vary from these ratios based on different management fee incentive arrangements (as applicable) and the timing of capital transactions.

3 The net investment income (loss) ratios are calculated for the Class A Members taken as a whole using weighted average net assets for the period. The computation of the net investment income ratio is based on the amount of net investment income assessed to an individual Class A Member’s capital may vary from these ratios based on different management fee arrangements (as applicable).

NOTE 8: OTHER MATTERS

Cardone Capital LLC, Grant Cardone, the Company, and Cardone Equity Fund VI, LLC are currently defendants in a putative class action lawsuit brought by an investor who alleges violations of the federal securities laws in connection with the sale of interests in Cardone Equity Fund V, LLC and Cardone Equity Fund VI, LLC. Luis Pino v. Cardone Capital, LLC et al., Case # 2:20-cv-08499-JFW was filed in Federal District Court for the Central District of California on September 16, 2020 and was dismissed with prejudice on April 30, 2021. Having lost in Federal District Court, the plaintiff filed an appeal to the Ninth Circuit Court of Appeals on May 28, 2021, Case # 21-55564, which appeal remains pending. Given the uncertainty of litigation and the preliminary stage of this appeal, the defendants cannot reasonably estimate if any loss may result from this action. The Company may also incur legal fees or other expenses in connection with the defense against these claims. The defendants believe that the allegations in this lawsuit are without merit and will vigorously defend against the action.

NOTE 9: SUBSEQUENT EVENTS

Since June 30, 2022, Cardone Equity Fund V has distributed an additional $375,000 to Class A Members and $146,000 to the Class B Member.

Management has evaluated subsequent events through September 13, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

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Item 4. Exhibits

Exhibit 2.1*

Certificate of Formation (Incorporated by reference to Exhibit 1 to Cardone Equity Fund V, LLC Amendment No. 5 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 22, 2018 (File No. 024-10865)

Exhibit 3.1*

Operating Agreement of Cardone Equity Fund V, LLC, dated August 24,2018, (Incorporated by reference to Exhibit 3 to Cardone Equity Fund V, LLC Amendment No. 5 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 22, 2018 (File No. 024-10865)

Exhibit 4.1*

Subscription Agreement for Class A Units (Incorporated by reference to Exhibit 2 to Cardone Equity Fund V, LLC Amendment No. 5 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 22, 2018 (File No. 024-10865)

Exhibit 6.1*

Asset Management Agreement, dated January 1, 2019, by and between Cardone Equity Fund V, LLC and Cardone Capital LLC (Incorporated by reference to Exhibit 6.1 to Cardone Equity Fund V, LLC Annual Report on Form 1-K as filed with the Securities and Exchange Commission on April 12, 2021 (File No. 24R-00180)).

Exhibit 6.2*

Assignment and Assumption of Asset Management Agreement, by and between Cardone Capital LLC and Cardone Real Estate Acquisitions, LLC (Incorporated by reference to Exhibit 6.2 to Cardone Equity Fund V, LLC Annual Report on Form 1-K as filed with the Securities and Exchange Commission on April 12, 2021 (File No. 24R-00180)).

Exhibit 6.3*

Transfer Agency and Service Agreement, dated , by and among Cardone Capital, LLC, Computershare Trust Company, N.A., and Computershare, Inc. (Incorporated by reference to Exhibit 4 to Cardone Equity Fund V, LLC Amendment No. 5 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 22, 2018) (File No. 024-10865))

____________

*- Filed previously and incorporated herein by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone Equity Fund V, LLC

By:	Cardone Capital LLC, its Manager

By:	/s/ Grant Cardone
Name:	Grant Cardone
Title:	Chief Executive Officer
Date:	September 13, 2022

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Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant Cardone	Chief Executive Officer of Cardone Capital LLC	September 13, 2022
Grant Cardone	(Principal Executive Officer)

/s/ Susan Schieman	Chief Financial Officer of Cardone Capital LLC	September 13, 2022
Susan Schieman	(Principal Financial and Accounting Officer)

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